Exhibit 99.1

Fang to Hold 2017 Annual General Meeting on December 20, 2017

BEIJING, November 16, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today announced that it would hold its 2017 annual general meeting of shareholders at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China on December 20, 2017 at 10:30 a.m. (local time). The proposals to be submitted for shareholders’ approval at the annual general meeting are the re-election of Mr. Jingbo Wang as a director the board of directors of the Company (the “Board”) and the re-election of Mr. Mingqiang Bi as an independent director of the Board and a member of the audit committee of the Board. The Board has fixed November 20, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Dana Cheng

Senior Manager, Investor Relations

Phone: +86-10-5631 8174

Email:chengyu.bj@fang.com

Ms. Joyce Tang

Senior Manager, Investor Relations

Phone: +86-10-5631 8659

Email:tangjunning@fang.com